February 17, 2026

Jay R. Luly, Ph.D.
Chief Executive Officer
Enanta Pharmaceuticals Inc.
4 Kingsbury Avenue
Watertown, Massachusetts 02472

        Re: Enanta Pharmaceuticals Inc.
            Registration Statement on Form S-3
            Filed February 11, 2026
            File No. 333-293390
Dear Jay R. Luly, Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Stacie Aarestad